UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of
November 2018

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

RADA ELECTRONIC INDUSTRIES LTD.

EXPLANATORY NOTE

The following exhibits are attached:

Exhibit No.	Description

4.1	Ordinary Shares Purchase Form dated November 28, 2018
5.1	Legal Opinion of S. Friedman & Co.
23.1	Consent of S. Friedman & Co. (included in Exhibit 5.1)
99.1	Press release: RADA Raises $12.5M from Leading Israeli Institutional Investors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By:	/s/ Dov Sella
Dov Sella
Chief Executive Officer

Date: November 28, 2018

EXHIBIT INDEX

Exhibit No.	Description

4.1	Ordinary Shares Purchase Form dated November 28, 2018
5.1	Legal Opinion of S. Friedman & Co.
23.1	Consent of S. Friedman & Co. (included in Exhibit 5.1)
99.1	Press release: RADA Raises $12.5M from Leading Israeli Institutional Investors